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ANNUAL AUDITED REPORT
FORM X17A5
PART III

SEC FILE NUMBER
8- 51215

FEB 2 7 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

'87

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sumner Harrington Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Wayzata Blvd., Suite 170

(No. and Street)

Minnetonka	Minnesota	55305
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

K. Edward Elverud   (952) 542-7952

(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP

(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, K. Edward Elverud _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sumner Harrington Ltd. _____, as of

_____December 31,_____20 03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions. _____

_____

_____ _____
                                              Signature

_____
                                              Title

_____
         Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Sumner Harrington Ltd.

Financial Statements

December 31, 2003

Sumner Harrington Ltd.

CONTENTS

Independent Auditor's Report

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minnetonka, Minnesota

We have audited the accompanying statement of financial condition of Sumner Harrington Ltd. (Company), a wholly-owned subsidiary, as of December 31, 2003, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sumner Harrington Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Sumner Harrington Ltd. will continue as a going concern. As discussed in Note 2 of the financial statements, the Company's ability to operate as a going concern depends upon the Company's ability to improve profitability and secure capital from additional investors in amounts sufficient to maintain net capital in excess of minimum levels required by the Securities and Exchange Commission.

As discussed in Note 4 to the financial statements, the Company's net operating loss of approximately $48,000 is available to the consolidated group. The Company intends to distribute the tax benefits of the net operating loss carryforward to the consolidated group when utilization is realized.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 15, 2004

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Assurance & Tax | Technology | Private Investment Banking | Actuarial & Benefits Consulting
Business Consulting | Turnaround Solutions | Leadership Group

Sumner Harrington Ltd.

Statement of Financial Condition

December 31	2003
ASSETS	
Cash	$ 155,320
Prepaid expenses	31,701
Other assets	170
Total Assets	**$ 187,191**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued expenses	$ 98,788
Stockholder's equity	88,403
Total Liabilities and Stockholder's Equity	**$ 187,191**

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Operations

Year Ended December 31	2003
Commissions Earned	**$ 747,140**
Expenses	
Bad debt expense	**31,532**
Communications and marketing	**15,656**
Employee compensation and benefits	**417,579**
Goodwill impairment	**35,000**
NASD fine	**60,000**
Occupancy	**138,230**
Professional services	**157,463**
Regulatory	**35,753**
Total Expenses	**891,213**
Net Loss	**$ (144,073)**

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Stockholder's Equity

	Common Stock *		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, December 31, 2002	150,000	$ 1,500	$ 403,638	$ (252,662)	$ 152,476
Capital contributions	-	-	80,000	-	80,000
Net loss	-	-	-	(144,073)	(144,073)
Balance, December 31, 2003	150,000	$ 1,500	$ 483,638	$ (396,735)	$ 88,403

* $0.01 par value; authorized 1,000,000 shares; issued and outstanding 150,000 shares.

See notes to financial statements.

Sumner Harrington Ltd.

Statement of Cash Flows

Year Ended December 31	2003
Operating Activities	
Net loss	$ (144,073)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Goodwill impairment	35,000
Changes in operating assets and liabilities:	
Prepaid expenses	(13,701)
Other assets	368
Accounts payable and accrued expenses	81,211
Net Cash Used by Operating Activities	(41,195)
Financing Activity	
Capital contributions	80,000
Net Increase in Cash	38,805
Cash	
Beginning of year	116,515
End of year	$ 155,320

See notes to financial statements.

Sumner Harrington Ltd.

Notes to Financial Statements

1. **Description of Business and Summary of Significant Accounting Policies**

    Description of Business

    Sumner Harrington Ltd. (the Company) is a wholly-owned subsidiary of Sumner Harrington, Inc. The Company is a registered securities broker-dealer that engages primarily in investment banking and the origination of new issue corporate securities. The Company operates under the provisions of paragraphs (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of the rule.

    Under the exemption, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions through bank accounts designated as a special account for the benefit of the Company's customers. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

    Revenue Recognition

    Commissions are recognized as earned.

    Use of Estimates

    The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Credit Risk

    The Company maintains cash in a bank depository account that may at times exceed federally insured limits. The Company has not experienced any losses in this account and does not believe it is exposed to any significant credit risk on cash.

    Derivatives

    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. Management has reviewed the requirements of SFAS No. 133 and has determined that the Company has no freestanding or embedded derivatives.

    Goodwill

    During 2003, the Company determined that previously recorded goodwill was impaired and wrote off the remaining balance in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*.

Sumner Harrington Ltd.

2. Going Concern

These financial statements were prepared assuming the Company will continue as a going concern. Although the Company had excess net capital of $49,946 as of December 31, 2003, without sufficient future funding, the Company may not be able to maintain net capital in excess of minimum levels required by the Securities and Exchange Commission. The success of the Company's future operations is dependent upon the Company's ability to reduce costs and to secure financing from additional investors. Management believes its plans to reduce costs and efforts to obtain additional investment capital will enable the Company to meet its net capital requirements. The accompanying financial statements do not include any adjustments that might result if the Company is unable to continue as a going concern.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, net capital under the rule was $56,532 for a net capital ratio of 1.75 to 1 and net capital was in excess of the required minimum net capital by $49,946.

4. Income Taxes

Federal and state income taxes are calculated as if the Company filed separate income tax returns. The Company is included in the consolidated federal and state income tax returns filed by its parent.

The Company had a tax loss of approximately $48,000 in 2003, resulting in a net operating loss carryforward of the same amount. The deferred tax benefit of this tax loss was $16,000 and was fully reserved with a valuation allowance due to the uncertainty of utilizing the tax benefit. The valuation allowance increased $16,000 in 2003. The Company intends to distribute the tax benefits of its net operating loss carryforward to the consolidated group when utilization is realized. The difference between the federal statutory rate and the effective tax rate was primarily due to the valuation allowance, nondeductible goodwill impairment and NASD fine.

At December 31, 2003, the Company had a net operating loss carryforward of approximately $48,000 for federal tax purposes that expires beginning in 2024.

5. Related Party Transactions and Balances

The Company entered into a cost-sharing agreement with affiliated companies to share expenses pro-rata for office space, equipment, and services based on estimated usage. The balance due from the related parties was written off during 2003, resulting in bad debt expense of $31,532.

The officers and the owner may pay expenses incurred on behalf of the Company. At December 31, 2003, there was no payable to the officers or owner related to these reimbursements.

Sumner Harrington Ltd.

Notes to Financial Statements

6. **Operating Lease**

The Company leases office space under an operating lease which expires in March 2006 and includes a three-year renewal option. The Company and an unrelated company are obligated jointly and severally under the lease agreement. The cost is allocated pro rata based on space usage on a monthly basis among the Company and an affiliate of the Company.

Approximate future minimum annual rental commitments for the gross lease obligation, excluding operating expenses and taxes, are as follows:

Year Ending December 31	Amount
2004	$ 56,700
2005	56,700
2006	14,200
Total	**$ 127,600**

The Company is also obligated to pay certain occupancy costs as defined in the lease. Total rent expense, which includes approximately 75% of the gross lease obligation and operating expenses, was $64,269 for 2003.

7. **Defined Contribution Plan**

The Company has a 401(k) defined contribution plan for eligible salaried employees. The Company's contribution to the Plan was $20,590 for 2003.

8. **Concentration**

In 2003, one customer comprised 97% of total commission revenues.

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minnetonka, Minnesota

We have audited the accompanying financial statements of Sumner Harrington Ltd. (the Company) as of December 31, 2003, and have issued our report thereon dated January 15, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 15, 2004

phone   612.377.4404
fax   612.377.1325

address   2501 Wayzata Boulevard
Minneapolis, MN 55405

website   www.lblco.com

Assurance & Tax | Technology | Private Investment Banking | Actuarial & Benefits Consulting
Business Consulting | Turnaround Solutions | Leadership Group

9

Sumner Harrington Ltd.

**Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission**

Year Ended December 31	2003
Net Capital:	
Total stockholder's equity from the statement of financial condition	$ 88,403
Deduction and/or charges:	
Nonallowable assets:	
Prepaid expenses	31,701
Other assets	170
Total deductions and/or charges:	31,871
Net capital	$ 56,532
Aggregate Indebtedness:	
Total liabilities from the statement of financial condition	$ 98,788
Computation of Net Capital Requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness	
or $5,000, whichever is greater)	$ 6,586
Excess net capital	$ 49,946
Ratio: Aggregate indebtedness to net capital	1.75 to 1



Lurie Besikof Lapidus —
& Company, LLP

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder
Sumner Harrington Ltd.
Minnetonka, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Sumner Harrington Ltd. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by Rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone   612.377.4404
fax   612.377.1325

address   2501 Wayzata Boulevard
          Minneapolis, MN 55405

website   www.lblco.com

Assurance & Tax | Technology | Private Investment Banking | Actuarial & Benefits Consulting
Business Consulting | Turnaround Solutions | Leadership Group

11

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above.

There is a general lack of segregation of duties since one person has responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Sumner Harrington Ltd. for the year ended December 31, 2003, and this report does not affect our report thereon dated January 15, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

January 15, 2004

12